                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. 1)


                    Under the Securities Exchange Act of 1934


                          NOVITRON INTERNATIONAL, INC.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                   670088202
                                 (CUSIP Number)

                               Daniel Schloendorn
                            Willkie Farr & Gallagher
                               One Citicorp Center
                              153 East 53rd Street
                          New York, New York 10022-4677
                                 (212) 821-8000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 20, 1997
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

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SCHEDULE 13D

CUSIP No. 370307100

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Mr. Adam M. Hutt

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             a[ ]
                                                             b[x]
3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
                  AF, PF

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                     [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                  7.      SOLE VOTING POWER
                          0


                  8.      SHARED VOTING POWER
  SHARES                  40,000
BENEFICIALLY
 OWNED BY
REPORTING         9.      SOLE DISPOSITIVE POWER
  PERSON                  0
   WITH

                  10.     SHARED DISPOSITIVE POWER
                          40,000

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  40,000

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                    [X]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.0%

14.     TYPE OF REPORTING PERSON*
        IN

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SCHEDULE 13D

CUSIP No. 370307100

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  AMH Equity, Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               a[ ]
                                                               b[x]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  AF, WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                  7.      SOLE VOTING POWER
                          0


                  8.      SHARED VOTING POWER  SHARES
BENEFICIALLY              40,000
 OWNED BY
REPORTING         9.      SOLE DISPOSITIVE POWER
  PERSON                  0
   WITH

                  10.     SHARED DISPOSITIVE POWER
                          40,000

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            40,000

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                     [X]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.0%

14.     TYPE OF REPORTING PERSON*
            CO

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SCHEDULE 13D

CUSIP No. 370307100

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Mr. Jay R. Petschek

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             a[ ]
                                                             b[x]
3.      SEC USE ONLY

4.      SOURCE OF FUNDS*

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                          7.      SOLE VOTING POWER
                                  3,900


                          8.      SHARED VOTING POWER
  SHARES                          1,100
BENEFICIALLY
 OWNED BY
REPORTING                 9.      SOLE DISPOSITIVE POWER
  PERSON                          3,900
   WITH

                          10.     SHARED DISPOSITIVE POWER
                                  1,100

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,000

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                        [x]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.4%

14.     TYPE OF REPORTING PERSON*
          IN

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SCHEDULE 13D

CUSIP No. 370307100

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Corsair Management Company, Inc.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            a[ ]
                                                            b[x]
3.      SEC USE ONLY

4.      SOURCE OF FUNDS*

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                     [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                          7.      SOLE VOTING POWER
                                  0


                          8.      SHARED VOTING POWER
  SHARES                          1,100
BENEFICIALLY
 OWNED BY
REPORTING                 9.      SOLE DISPOSITIVE POWER
  PERSON                           0
   WITH

                          10.     SHARED DISPOSITIVE POWER
                                  1,100

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,100

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                          [x]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0.1%

14.     TYPE OF REPORTING PERSON*
               CO

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SCHEDULE 13D

CUSIP No. 370307100

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Corsair Managing Partners

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               a[ ]
                                                               b[x]
3.      SEC USE ONLY

4.      SOURCE OF FUNDS*

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                          7.      SOLE VOTING POWER
                                  0


                          8.      SHARED VOTING POWER
  SHARES                          1,100
BENEFICIALLY
 OWNED BY
REPORTING                 9.      SOLE DISPOSITIVE POWER
  PERSON                          0
   WITH

                          10.     SHARED DISPOSITIVE POWER
                                  1,100

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,100

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                         [x]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0.1%

14.     TYPE OF REPORTING PERSON*
        PN

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Item 1.  Security and Issuer

                  This Amendment No. 1 to Schedule 13D relates to shares of Common Stock, $.01 par value per share (the "Common Stock"), of Novitron International Inc., a Delaware corporation (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D of the Reporting Persons dated January 24, 1997 (the "Initial Statement"). The principal executive offices of the Issuer are located at One Gateway Center, Suite 411, Newton, MA 02158. This Amendment No. 1 is being filed by the Reporting Persons solely to report recent transactions in the Common Stock as a result of which the percentage of shares of Common Stock of which the Reporting Persons may be deemed the beneficial owners of has changed by more than one percent. Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Initial Statement.

Item 3.  Sources and Amounts of Funds or Other Consideration

                  Since the filing of the Initial Statement, Leviticus Partners purchased for approximately $14,187 the Common Stock reported in Item 5(c) using investment capital contributed by the limited partners of Leviticus Partners.

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Item 5.  Interest in Securities of the Issuer

                  (a)(i) As of the date hereof, Mr. Hutt may be deemed a beneficial owner of the 40,000 aggregate shares of Common Stock (approximately 3.0% of the Common Stock outstanding) held for the account of Leviticus Partners.

                  (ii) As of the date hereof, the aggregate number of shares of Common Stock of which AMH Equity may be deemed a beneficial owner is 40,000 (approximately 3.0% of the Common Stock outstanding).

                  (iii) As of the date hereof, the aggregate number of shares of Common Stock of which Mr. Petschek may be deemed a beneficial owner is 5,000 (approximately 0.4% of the Common Stock outstanding). This number includes (A) 3,900 shares of Common Stock held for the account of Corsair Partners and (B) 1,100 shares of Common Stock held for the account of Corsair Partners II.

                  (iv) As of the date hereof, the aggregate number of shares of Common Stock of which Corsair Management may be deemed a beneficial owner is 1,100 (approximately 0.1% of the Common Stock outstanding).

                  (v) As of the date hereof, the aggregate number of shares of Common Stock of which CMP may be deemed a beneficial owner is 1,100 (approximately 0.1% of the Common Stock outstanding).

                  (b)(i) By virtue of his position as the sole shareholder of AMH Equity and pursuant to the partnership agreement of Leviticus Partners, Mr. Hutt may be deemed to have

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shared power to direct the voting and shared power to direct the disposition of securities held for the account of Leviticus Partners, including 40,000 shares of Common Stock held by Leviticus Partners.

                  (ii) By virtue of its position as the sole general partner of Leviticus Partners, AMH Equity may be deemed to have shared power to direct the voting and shared power to direct the disposition of securities held for the account of Leviticus Partners, including 40,000 shares of Common Stock held by Leviticus Partners.

                  (iii) By virtue of (x) his position as the general partner of Corsair Partners and (y) his position as the sole shareholder of Corsair Management and pursuant to the terms of the partnership agreement of Corsair Partners II and by agreement among the general partners of CMP, Mr. Petschek may be deemed to have shared power to direct the voting and shared power to direct the disposition of securities held for the account of Corsair Partners and Corsair Partners II, including 3,900 shares of Common Stock held by Corsair Partners and 1,100 shares of Common Stock held by Corsair Partners II.

                  (iv) By virtue of its position as a general partner of CMP and pursuant to the terms of the partnership agreement of CMP, Corsair Management may be deemed to have shared power to direct the voting and shared power to direct the disposition of securities held for the account of Corsair Partners II, including 1,100 shares of Common Stock held by Corsair Partners II.

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                  (v) By virtue of its position as the sole general partner of
Corsair Partners II, CMP may be deemed to have shared power to direct the voting and shared power to direct the disposition of securities held for the account of Corsair Partners II, including 1,100 shares of Common Stock held by Corsair Partners II.

                  The percentages used herein are calculated based upon the 1,323,480 shares of Common Stock stated to be issued and outstanding at January 31, 1997, as reflected in the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996.

                  (c) Except for the transactions listed in Annex A hereto, there have been no transactions with respect to the Common Stock during the past 60 days by any of Mr. Hutt, Mr. Petschek, AMH Equity, CMP or Corsair Management.

                  (d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of shares of Common Stock.

                  (e) As of May 20, 1997, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock.

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Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 23, 1997
                                          /s/Adam M. Hutt
                                          ---------------------
                                          Adam M. Hutt



                                          AMH EQUITY, LTD.
                                          ---------------------
                                          By: /s/Adam M. Hutt

                                          Name:  Adam M. Hutt
                                          Title: President



                                          /s/ Jay R. Petschek
                                          ----------------------
                                          Jay R. Petschek



                                          CORSAIR MANAGEMENT COMPANY, INC.


                                          By: /s/ Jay R. Petschek
                                          -----------------------
                                          Name:  Jay R. Petschek
                                          Title: President



                                          CORSAIR MANAGING PARTNERS

                                          By:  Corsair Management
                                               Company, Inc., a general
                                               partner


                                          By: /s/ Jay R. Petschek
                                          -----------------------
                                          Name:  Jay R. Petschek
                                          Title: President

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                                     Annex A


                     RECENT TRANSACTIONS IN THE COMMON STOCK
                         OF NOVITRON INTERNATIONAL, INC.



                       Date of        Nature of       Number of       Price Per
For the Account of:    Transaction    Transaction     Shares            Share
-------------------    -----------    -----------     ---------       ---------

Leviticus Partners      1/28/97        Purchase        2,000         $    3.500
Leviticus Partners      2/27/97        Purchase        2,500         $    2.875
Leviticus Partners      4/9/97         Sale            2,833         $    3.000
Leviticus Partners      5/20/97        Sale           20,000         $    2.750
Corsair Partners        5/20/97        Sale            7,900         $    2.750
Corsair Partners II     5/20/97        Sale            2,100         $    2.750